17009504

SEC

SEC
Mail Processing
Section

MAR 06 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 Route 209
(No. and Street)

Wawarsing	NY	12489
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe III 845-647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. St 508 W	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Coombe, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5049653
Qualified in Sullivan County
Commission Expires 09/18/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

COOMBE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Coombe Financial Services, Inc.
6872 route 209 P O Box 333
Wawarsing, NY 12489

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Coombe Financial Services, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Coombe Financial Services, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Coombe Financial Services, Inc. financial statements. Supplemental Information is the responsibility of Coombe Financial Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and

performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 23,414	
Investments	13,245	
Accounts receivable	31,038	
Property and equipment, net	48,060	
Total assets		$ 115,757

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 26,842	
Deferred revenue	31,856	
Total liabilities		$ 58,698
Stockholder's equity		
Capital stock, 100 shares authorized, 25 shares issued and outstanding	5,000	
Additional paid-in capital	63,851	
Accumulated deficit	(11,792)	
Total stockholder's equity		57,059
Total liabilities and stockholder's equity		$ 115,757

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF LOSS
Year ended December 31, 2016

Revenue		
Commissions, investment company shares	$ 312,247	
Other-than-temporary loss on investments (includes $7,095 accumulated other comprehensive income reclassification for unrealized losses on investments)	3,514	
Other revenue	99,054	
Total revenue		$ 414,815
Expenses		
Salaries and costs for officers	83,423	
Other employee compensation and benefits	149,406	
Occupancy	53,431	
Commissions	65,699	
Professional fees	9,955	
Regulatory fees	5,403	
Other expenses	52,233	
Total expenses		419,550
Net Income		$ (4,735)

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF COMPREHENSIVE INCOME
Year ended December 31, 2016

Net income	$	(4,735)
Other comprehensive income		
Unrealized losses on securities:		
Reclassification of other-than-temporary losses reocognized		-
Comprehensive income	$	(4,735)

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2016

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Income	Deficit)	Total
Balance, January 1, 2016	25	$ 5,000	$ 63,851	$ -	$ (7,057)	$ 61,794
Stockholder's capital contribution	-	-	-	-	-	-
Net Profit/Loss	-	-	-	-	(4,735)	(4,735)
Other comprehensive income	-	-	-	-	-	-
Balance, December 31, 2015	25	$ 5,000	$ 63,851	$ -	$ (11,792)	$ 57,059

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
December 31, 2016

Cash flows from operating activities		
Net loss		$ (4,735)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 5,861	
Other than temporary impairment gain on investment	(3,514)	
Amortization of deferred grant revenue	(2,786)	
Change in operating assets and liabilities:		
Increase in accounts receivable	(3,488)	
Decrease in prepaid expenses	-	
Decrease in miscellaneous receivable	-	
Decrease in accounts payable and accrued expenses	263	(3,664)
Net cash provided by operating activities		(8,399)
Cash flows from investing activities		
Purchase of investments		-
Purchase of Assets	-	
Net cash used by operating activities		-
Cash flows from financing activities		
Repayment of stockholder loan	-	
Stockholder's capital contribution	-	
Net cash provided by financing activities		-
Net decrease in cash		(8,399)
Cash, beginning of year		31,813
Cash, end of year		$ 23,414

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2016. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Note 1. Nature of.Business and Summary of Significant Accounting Policies, Continued

Investments:

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2016, the Company's investment portfolio consisted of marketable equity securities classified as available for sale and are reported at their aggregate fair value with unrealized gains or losses included in the determination of other comprehensive income and reported as a component of stockholder's equity. Realized gains and losses on available for sale securities are determined using the specific identification method and are included in earnings in the year of sale or when the investment loss has been identified as other than temporarily impaired.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2016, the Company's Federal and New York State income tax returns for tax years 2012 and beyond remain subject to examination by the applicable taxing jurisdictions.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense of $601 for the year ended December 31, 2016.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Subsequent Events

The Company has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including February 24, 2017. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Property and Equipment

Property and equipment consist of the following at December 31, 2016:

Computer equipment	$ 13,088
Furniture and fixtures	6,510
Leasehold improvements	60,365
	79,963
Accumulated depreciation	(31,903)
Total	$ 48,060

The Company recorded depreciation expense of $10,072 for the year ended December 31, 2016.

Note 3. Retirement Plans

The Company has adopted a 408(p) SIMPLE plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer contributions are at 3% of gross salary for qualified employees. Employer contributions to the plan for the year ended December 31, 2016 amounted to $5,519.

Note 4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $13,142, which is $8,142 in excess of its' required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2016 was 4.46 to 1.

Note 5. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2016 are as follows:

	Level 1	Level 2	Level 3	Total
Investments, available for sale	$ 13,245	$ -	$ -	$13,245

Note 6. Related Party Transactions

The Company has been leasing office space from its sole stockholder under an operating lease that automatically renewed each January. In August 2013, a formal lease agreement was entered into which calls for monthly payments of $2,000. Rent expense for the year ended December 31, 2016 amounted to $24,000 and is included in occupancy on the statement of loss.

The Company leases certain employees to Coombe, Bender & Co., LLC (a company related through common ownership) under an employee leasing agreement terminating in July 2017. The lease agreement calls for monthly payments based on a specified formula. Employee lease income for the year ended December 31, 2016 amounted to $96,000 and is included in other income on the statement of loss.

The Company borrows funds from its sole stockholder from time to time for working capital with no interest or stated repayment terms. There was no outstanding balance at December 31,2016.

Note 7. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 8. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the FINRA, which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2014.

Note 9. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

Note 10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 11. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles (GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are Incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2016

NET CAPITAL		
Total stockholder's equity		$ 57,059
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days		
Accounts receivable, other non-allowable	$ 25,726	
Prepaid expenses	-	
Property and equipment, net	16,204	
Total non-allowable assets		41,930
Net capital before haircuts on securities		15,129
Less haircuts on securities		(1,987)
Net capital		$ 13,142
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 26,842	
Deferred revenue	31,856	
Total aggregated indebtedness		$ 58,698
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under Rule 15c3-1(a)(1)(i)		$ 4,081
Minimum net capital under Rule 15c3-1(a)(2)(i)		$ 5,000
Required minimum net capital (greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i)		$ 5,000
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.46 to 1.

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTION FOR DETERMINING OF RESERVE REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2016

A computation of reserve requirements is not applicable to Coombe Financial Services, Inc. as thecompany qualifies for exemption under Rule 15c3-3(k)(1)

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1).

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
Coombe Financial Services, Inc.
6872 route 209 P O Box 333
Wawarsing, NY 12489

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Coombe Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Coombe Financial Services, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Coombe Financial Services, Inc. stated that Coombe Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coombe Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coombe Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

COOMBE FINANCIAL SERVICES
6872 ROUTE 209
P.O. BOX 333
WAWARSING, NEW YORK 12489
(845) 647-4800
Fax: (845) 647-7259 E-Mail: pcoombe@coombefinancial.com

NEW HORIZONS IN FINANCIAL MANAGEMENT

PHILIP COOMBE III, CFP®
CATHERINE COOMBE BENDER, CFP®

Assertions Regarding Exemption Provisions

We, as members of management of Coombe Financial Services, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k)(1) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the period from January 1, 2016 to December 31, 2016 without exception.

These exemption provisions include:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
The sale and redemption of redeemable securities of registered investment companies or of interest or participation in an insurance company separate account, whether or not registered as an investment company.

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

This broker-dealer firm met the identified exemption provisions in § 15c3-3(k) throughout the most recent fiscal year without exception.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Philip Coombe, III or Catherine Bender.

Philip Coombe III, CFP®, CTFA President	Catherine Coombe Bender, CFP® Chief Compliance Officer
2/27/2017 Date	02/27/2017 Date

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Coombe Financial Services, Inc.
6872 route 209 P O Box 333
Wawarsing, NY 12489

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Coombe Financial Services, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Coombe Financial Services, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Coombe Financial Services, Inc.'s management is responsible for Coombe Financial Services, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Coombe Financial Services, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017